NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

03007788

SUPPL

March 13, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated March 13, 2003</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

Barb O'Neill

dlw 4/7

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MARCH 13, 2003

News Release: **03-02**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

The Corporation is pleased to announce that the shareholders elected Dr. Shane Ebert today to the Board of Directors at the Annual & Special Meeting.

Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995.

He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MARCH 13, 2003

News Release: **03-02**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

The Corporation is pleased to announce that the shareholders elected Dr. Shane Ebert today to the Board of Directors at the Annual & Special Meeting.

Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995.

He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE

MARCH 13, 2003

News Release: **03-02**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

The Corporation is pleased to announce that the shareholders elected Dr. Shane Ebert today to the Board of Directors at the Annual & Special Meeting.

Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995.

He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director